January 5, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Matthew Crispino, Esq.

Re:	Allot Communications Ltd.
Registration Statement (File No. 333-171053) on Form F-3 Initially Filed on December 9, 2010 (CIK No. 0001365767)

Dear Mr. Crispino:

On behalf of our client, Allot Communications Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 3, 2011 (the “Comment Letter”) relating to the Registration Statement on Form F-3 filed by the Company on December 9, 2010 (the “Registration Statement”).

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. The Company is concurrently filing with the Commission Amendment No. 1 to the Registration Statement.

Incorporation of Certain Documents by Reference, page 11

1.
The description of your ordinary shares is incorporated by reference to your Form F-1 filed on October 31, 2006.  However, the description of your ordinary shares must be incorporated from an Exchange Act registration statement, such as the Form 8-A filed on November 3, 2006.  Please revise.  Refer to Item 6(a) of Form F-3.  Also, please amend this section to indicate that your Form 6-K filed on December 9, 2010 includes unaudited financial statements for the nine months ended September 30, 2010.  Refer to Item 5(b)(2) of Form F-3.

Securities and Exchange Commission
January 5, 2011

Response:

The Company has amended the disclosure on pages 4 and 11 of the Registration Statement in response to this comment.

Item 10. Undertakings, page II-2

2.	As you are relying on Section 305(b)(2) of the Trust Indenture Act to designate a trustee on a delayed basis, please include the undertaking at Item 512(j) of Regulation S-K.

Response:

The Company has revised the Registration Statement on page II-4 to include the undertaking required by Item 512(j) of Regulation S-K.

Exhibit 5.1

3.
The legality opinion you have filed is limited to the laws of the State of Israel.  However, Section 10.10 of the form of indenture provides that the indenture is to be governed by the laws of the state of New York.  As counsel's opinion must properly address the enforceability of debt securities issued pursuant to the indenture, please file a revised opinion that covers New York law.  Refer to Item 601(b)(5) of Regulation S-K.

Response:

The Company has filed an additional legal opinion addressing New York law as an exhibit to the Registration Statement.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Sarah Rizzo at (212) 819-8529 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP